UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-7598

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN

(Full title of the plan)

VARIAN MEDICAL SYSTEMS, INC.

(Name of issuer of the securities held pursuant to the plan)

3100 HANSEN WAY

PALO ALTO, CALIFORNIA 94304-1129

(Address of issuer’s principal executive office)

VARIAN MEDICAL SYSTEMS, INC.

RETIREMENT PLAN

Page
Report of Independent Registered Public Accounting Firm as of and for the year ended December 31, 2009	1

Report of Independent Registered Public Accounting Firm as of and for the year ended December 31, 2008	2

Financial Statements

Statements of Net Assets Available For Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5–12

Supplemental Schedule

Schedule H, line 4i – Schedule of Assets (Held at End of Year) December 31, 2009	14

Signature	15

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of the

Varian Medical Systems, Inc. Retirement Plan

We have audited the accompanying statement of net assets available for benefits of Varian Medical Systems, Inc. Retirement Plan (the Plan) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BURR PILGER MAYER, INC.

San Francisco, California

June 17, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Varian Medical Systems, Inc. Retirement Plan

We have audited the financial statements of the Varian Medical Systems, Inc. Retirement Plan (the Plan) as of December 31, 2008 as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

June 12, 2009

Varian Medical Systems, Inc. Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
(in thousands of dollars)	2009	2008
Assets
Investments, at fair value (Note 5)	$504,735	$403,387

Contributions receivable
Participants	—	411
Employer	723	1,040

Total receivable	723	1,451

Net assets available for benefits at fair value	505,458	404,838
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	624	2,040

Net assets available for benefits	$506,082	$406,878

The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan

Statement of Changes In Net Assets Available for Benefits

(in thousands of dollars)	Year Ended December 31, 2009
Additions to net assets attributed to:
Investment income:
Net unrealized and realized appreciation in the fair value of investments	$81,943
Dividends and interest income	12,951

Total investment income	94,894

Contributions:
Participant	24,174
Employer	12,280

Total contributions	36,454

Total additions	131,348

Deductions from net assets attributed to:
Benefits paid to participants	31,817
Administrative expenses	327

Total deductions	32,144

Net change	99,204
Net assets available for benefits
Beginning of year	406,878

End of year	$506,082

The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2009 and 2008

1. Description of the Plan

The following brief description of the Varian Medical Systems, Inc. Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and the Summary Plan Description/Plan Prospectus for more detailed information.

General

The Plan was established to provide benefits to those eligible employees of Varian Medical Systems, Inc. (the “Company”) who elect to participate. The Plan is intended to comply with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Company is the designated administrator of the Plan. The Company has contracted with Fidelity Institutional Retirement Services Company (“Fidelity”) to maintain the Plan’s individual participant accounts and with Fidelity Management Trust Company (“Fidelity Trust”) to act as the custodian and trustee. Expenses for administering the Plan are primarily the responsibility of the Plan participants.

Eligibility

Employees are eligible to enroll in the Plan immediately after they are hired by the Company.

Participant Contributions

Participants in the Plan may make a minimum contribution of 1% of their eligible base pay up to a maximum of 25% of their eligible base pay on a pre-tax basis. Participants must complete one year of service before making any after-tax contributions to the Plan, up to a maximum of 15% of their eligible base pay. Eligible base pay is defined by the Plan and includes an employee’s bonus under the Company’s Management Incentive Plan and Varian Performance Incentive Plan. Employees of the Company may elect to have their Employee Incentive Plan (“EIP”) bonus paid out in cash or deposited directly to their Plan account in 10% increments. All participant contributions are subject to statutory annual limitations and Plan rules. Participants may make rollover contributions to the Plan representing distributions from other qualified retirement plans.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2009 and 2008

Employer Contributions

Upon completion of one year of service with the Company, participants are entitled to receive Company matching contributions. The Company’s matching contribution is 100% of a participant’s before-tax and/or after-tax contribution, up to a maximum of 6% of the participant’s eligible base pay. The Company’s matching contribution for an employee’s EIP bonus that is deferred into the Plan is 6%. The Company may make a discretionary retirement profit-sharing contribution to the Plan for participants who have completed one year of service and were employed on the last day of the fiscal year or died during the fiscal year. Participants’ portions of the Company’s retirement profit sharing contribution are based on the percentages of their eligible base salary to the total eligible base pay for all employees during the Plan year. No discretionary Company retirement profit-sharing contributions were made for the year ended December 31, 2009.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings (losses) and charged with an allocation of certain administrative expenses. Allocations are based on participant contributions, eligible base pay, earnings or account balances, as defined in the Plan.

Participants are immediately fully vested in their contributions and Company contributions. Contributions made to the Plan are allocated among a variety of investment funds, including the Varian Medical Systems Stock Fund, offered by the Plan in 1% increments according to the participant’s direction. Participants may transfer account balances and the investment of their future contributions among these funds.

Participant Loans

Loans are available to participants who are either active employees or on a leave of absence. Participants are eligible to request a loan from the Plan ranging from $1,000 to the lesser of 50% of the participant’s Plan assets or $50,000. Loan balances are also subject to certain other limitations as provided by the Plan. Loan balances are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 1% at the date requested. As of December 31, 2009, the interest rates on outstanding loans range from 4.25% to 10.5% with various maturities. Principal and interest are paid ratably through payroll deductions over five years or less. Upon employment termination, the entire loan balance becomes immediately due and payable unless the participant arranges to repay the loan through automatic, periodic payments from the participant’s bank account or by using a coupon book for remitting payment.

Payment of Benefits

Upon termination of service on account of death, disability or retirement, a participant or beneficiary may elect to receive either a lump sum amount equal to the value of their accounts or annual installments over a period of years. Upon termination of service for other reasons, a participant’s account will be paid in a single lump sum. A qualified annuity is available to participants who had after-tax contributions or Company matching contributions prior to January 1, 2003. The Plan allows for in-service withdrawals upon a participant attaining the age of 59  1/2. A participant who obtains an in-service withdrawal shall be required to pay such fees as the Company may impose in order to defray the cost of processing the withdrawal.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2009 and 2008

Hardship Distributions

Participants are allowed to withdraw funds from the Plan in case of hardship. Withdrawals may be made no more than once a month and must be at least $500 (or such lesser amount as is available for withdrawal). Withdrawals are subject to restrictions as to amount, frequency and intended use of the proceeds. The normal form of payment is cash.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements. Such estimates include those regarding fair value. Actual results may differ from those estimates.

Investment Valuation

Investments of the Plan are held by Fidelity Trust and are invested in the investment options available in the Plan based solely upon instructions received from Plan participants.

Accounting standards for fair value measurements establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under these accounting standards are described below.

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2009 and 2008

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008:

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

VMS common stock: Valued at fair value as determined by quoted market prices.

Common/collective trust (“CCT”): Valued at estimated fair value, which has been determined based on the unit value of the CCT as reported by Fidelity Trust. The unit value is determined by Fidelity Trust by dividing the CCT’s net assets at fair value by its units outstanding at the valuation date.

Participant loans: Valued at amortized cost, which approximates fair value.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. The net appreciation in the fair value of investments consists of both net realized gains or losses and the net unrealized appreciation or depreciation on investments.

Payment of Benefits

Benefits are recorded when paid.

3. New Accounting Pronouncement

In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update 2010-06 which expanded the required disclosures about fair value measurements. In particular, this guidance requires 1) separate disclosure of the amounts of significant transfers in and out of Level 1

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2009 and 2008

and Level 2 fair value measurements along with the reasons for such transfers, (2) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (3) fair value measurement disclosures for each class of assets and liabilities and, (4) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for information required under item (2) above, which will be effective for fiscal years beginning after December 15, 2010. The Company is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.

4. Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets as of December 31:

	December 31,
(in thousands of dollars)	2009	2008
PIMCO Total Return	$105,591	$93,631
Fidelity Growth Company	84,775	60,377
Vanguard Institutional Index	73,436	55,603
Fidelity Managed Income Portfolio II	49,649	50,260
Fidelity Balanced	37,311	31,370
NB Genesis Trust	30,571	24,094

The Plan’s investments, including investments bought, sold and held during 2009, appreciated in value by $81,943,000 as follows:

(in thousands of dollars)
Mutual funds	$77,246
Company stock fund	4,697

81,943

Investment Contracts

The Fidelity Managed Income Portfolio II Fund is designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. The Fund seeks to earn a high level of income consistent with those objectives. The Fund holds guaranteed investment contracts which typically have a fixed maturity. Each contract contains a provision that the issuer will, if required, repay principal at the stated contract value for the purpose of paying benefit payments (fully benefit-responsive).

The Fidelity Managed Income Portfolio II Fund is presented at fair value on the statements of net assets available for benefits. The adjustment from fair value to contract value is based on the contract value as reported by Fidelity Trust (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses).

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2009 and 2008

5. Fair Value Measurements

The following table discloses by level the fair value hierarchy discussed in Note 2.

(in thousands of dollars)	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Intermediate term bond funds	$113,156	$—	$—	$113,156
Large growth funds	84,775	—	—	84,775
Large blend funds	77,979	—	—	77,979
Moderate allocation funds	37,311	—	—	37,311
Target date funds	39,730	—	—	39,730
Foreign large growth	29,171	—	—	29,171
Foreign large value	8,349	—	—	8,349
Small blend funds	8,228	—	—	8,228
Retirement income funds	1,961	—	—	1,961
Money market funds	459	—	—	459
Other funds	30,571	—	—	30,571

Total mutual funds	431,690			431,690
Common / collective trust	—	49,649	—	49,649
Varian Medical Systems, Inc. common stock	18,378	—	—	18,378
Participant loans	—	—	5,018	5,018

	$450,068	$49,649	$5,018	$504,735

(in thousands of dollars)	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$335,563	$—	$—	$335,563
Common / collective trust	—	50,260	—	50,260
Varian Medical Systems, Inc. common stock	13,575	—	—	13,575
Participant loans	—	—	3,989	3,989

	$349,138	$50,260	$3,989	$403,387

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2009 and 2008

The following table discloses the summary of changes in the fair value of the Plan’s level 3 investment assets during 2009:

(in thousands of dollars)	Participant Loans
Beginning balance	$3,989
Issuances and settlements, net	1,029

Ending balance	$5,018

6. Party-In-Interest and Related Party Transactions

As allowed by the Plan, participants may elect to invest up to 25% of their contributions and/or 25% of their account balance in the Varian Medical Systems Stock Fund. Investments in the Company’s common stock at December 31, 2009, and 2008 consisted of 392,698 and 387,422 shares, respectively, with fair market values of approximately $18,378,000 and $13,575,000 respectively. The Varian Medical Systems Stock Fund invests primarily in the Company’s common stock. The remainder of the Varian Medical Systems Stock Fund, approximately $458,000 and $289,000 at December 31, 2009, and 2008, respectively, is invested in the Fidelity Institutional Money Market Portfolio to allow for timely handling of exchanges, withdrawals and distributions.

Certain investments are shares of mutual funds managed by an affiliate of Fidelity Trust, and therefore these transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA. Administrative fees paid by the Plan for the year ended December 31, 2009 were $327,000.

7. Income Tax Status

The Plan obtained its current determination letter on December 4, 2001, in which the Internal Revenue Service stated that the Plan design is in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been subsequently amended; however, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is exempt from tax. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2009 and 2008

9. Risks and Uncertainties

The Plan provides participants with investment options in mutual funds, a CCT, and Varian Medical Systems, Inc. common stock. These investment securities are exposed to various risks, such as those associated with interest rates, market conditions and credit worthiness of the securities’ issuers. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

10. Reconciliation to Form 5500

The following schedule is a reconciliation of net assets available for benefits and changes in net assets available for benefits per financial statements to the Form 5500 as of December 31, 2009 and 2008:

(in thousands of dollars)	2009	2008
Net assets available for benefits per the financial statements	$506,082	$406,878
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	(624)	(2,040)

Net assets available for benefits per the Form 5500	$505,458	$404,838

Change in net assets available for benefits per the financial statements	$99,204
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,416

Change in net assets available for benefits per the Form 5500	$100,620

11. Subsequent Events

In accordance with accounting standards affecting disclosures of subsequent events, the Plan evaluated subsequent events for recognition and disclosure through the date which these financial statements were issued. Management concluded that no material subsequent event has occurred since December 31, 2009 that requires recognition or disclosure in such financial statements.

Supplemental Schedule

Varian Medical Systems Inc. Retirement Plan	EIN: 94-2359345
Schedule H, Item 4i – Schedule of Assets (Held at End of Year)	Plan #: 002
December 31, 2009

(a) Identity of Issuer	(b) Description of Investment	(e) Current Value
PIMCO Total Return	Mutual Fund	$105,590,995
* Fidelity Growth Company	Mutual Fund	84,775,215
Vanguard Institutional Index	Mutual Fund	73,435,972
* Fidelity Balanced	Mutual Fund	37,310,652
NB Genesis Trust	Mutual Fund	30,571,249
* Fidelity Diversified International	Mutual Fund	24,367,758
* Fidelity Freedom 2020	Mutual Fund	14,038,389
* Fidelity Freedom 2030	Mutual Fund	11,224,417
Dodge & Cox International Stock	Mutual Fund	8,349,116
Vanguard Small Cap Index Inv	Mutual Fund	8,228,496
Vanguard Total Bond Market Index	Mutual Fund	7,564,761
* Fidelity Freedom 2040	Mutual Fund	6,296,613
* Fidelity Freedom 2010	Mutual Fund	5,935,999
* Spartan International Index	Mutual Fund	4,802,952
* Spartan Total Market Index	Mutual Fund	4,543,400
* Fidelity Freedom Income	Mutual Fund	1,961,609
* Fidelity Freedom 2050	Mutual Fund	1,643,500
* Fidelity Freedom 2000	Mutual Fund	591,059
* Fidelity Managed Income Portfolio II	Common Collective Trust ^	50,272,438
* Varian Medical Systems, Inc. Stock	Common Stock	18,377,985
* Fidelity Institutional Money Market	Cash, various interest	457,959
* Participant loans	Interest rates from 4.25% to 10.5%, various maturities	5,018,429

		$505,358,963

*	Party-in-interest.
^	Presented at contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VARIAN MEDICAL SYSTEMS INC.
RETIREMENT PLAN

By:	Varian Medical Systems, Inc.

By:	/s/ WENDY S. REITHERMAN
Wendy S. Reitherman
Corporate Vice President, Human Resources

Date: June 17, 2010